633 West Fifth Street, Suite 4000 Los Angeles, California 90071-2007 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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VIA EDGAR AND FEDEX

Michael McTiernan, Esq.

Special Counsel

Office of Real Estate and Business Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hard Rock Hotel Holdings, LLC
Form 10 File No. 000-12449
Filed December 20, 2007

Dear Mr. McTiernan:

On behalf of Hard Rock Hotel Holdings, LLC (the “Company”), we are supplementally providing to you the Company’s responses to the comments in your letter of January 17, 2008 with respect to the Company’s Registration Statement on Form 10 (the “Form 10”). The Company concurrently is filing Amendment No. 1 to the Form 10, which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. The responses are based on information provided to us by the Company.

February 1, 2008

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:

The Company acknowledges that the Form 10 will become effective on February 18, 2008 and, on that date, the Company will become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.

2.	Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the Las Vegas Convention and Visitors Authority. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies.

Response:

We are supplementally providing the Staff with highlighted copies of the data posted by the Las Vegas Convention and Visitors Authority on its website, which supports the information provided on pages 12 and 13 of the Form 10. The Company also confirms that such information was not prepared for the Company, that it did not compensate the party that prepared the information and that such materials are publicly available or available for a subscription price.

Cautionary Statement…, page 1

3.	Since you were not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act, you are not eligible to rely upon the safe-harbor of Section 21E of the Exchange Act. Please revise the disclosure accordingly.

Response:

The Company has revised the disclosure to remove the references to the safe harbor provisions of the Securities Act and the Exchange Act. Please see page 1 of the Form 10.

February 1, 2008

The Hotel, page 8

4.	We note your footnote disclosure that it is customary to include complimentary rooms in your occupancy and ADR disclosure. Please advise us of the occupancy and ADR for the most recent stub period excluding complimentary rooms. We may have further comments. In addition, please expand the footnote to disclose how the daily rate is calculated for purposes of a complimentary room and confirm to us that complimentary rooms that are awarded but not used are not treated as occupied.

Response:

The Company calculates average daily rate by dividing total daily lodging revenue by total daily rooms rented. Rooms provided on a complimentary basis include rooms provided free of charge or at a discount to the rate normally charged to customers as an incentive to use the casino. Complimentary rooms reduce average daily rate for a given period to the extent that the provision of such rooms reduces the amount of revenue the Company would otherwise receive. The Company has revised the Form 10 to disclose how daily rate is calculated and how complimentary rooms affect this calculation. Please see pages 8 and 46 of the Form 10.

The Company does not separately track the number of occupied rooms that are provided on a complimentary basis. As a result, the Company is unable to provide a calculation of average occupancy rate or average daily rate, excluding complimentary rooms, for the most recent stub period.

As requested by the Staff, the Company confirms that complimentary rooms that are awarded but not used are not treated as occupied.

The Casino, page 8

5.	Please disclose the purchase price paid by Golden HRC, LLC to acquire HRHI’s gaming asset.

Response:

The Company has revised the disclosure as requested. Please see pages 9, 23, 39, 46 and 65 of the Form 10.

February 1, 2008

Marketing, page 11

6.	Please tell us and disclose if your proprietary database was acquired in the merger. To the extent it was acquired, please tell us how you accounted for this proprietary database. Reference is made to SFAS 141.

Response:

The Company acquired the Predecessor’s proprietary database in the merger. The proprietary database is a customer list which is separable from the Company. In accordance with paragraph 39 of SFAS 141, the Company accounted for the customer list as an intangible asset apart from goodwill. Further, Appendix A paragraph A14 of SFAS 141, provides examples of intangible assets that meet the criteria for recognition apart from goodwill and customer lists and nonconctractual customer relationships are listed as such qualifying intangible assets.

The customer list (proprietary database) was accounted for using the intangible asset’s estimated fair value, which management determined by utilizing a variation of the Income Approach called the Excess Earnings Method. This approach measures the present worth and anticipated future benefits of the intangible asset. Appropriate expenses are deducted from the sales attributable to the key player relationships and economic rents are charged for the use of other contributory assets. Economic rents are charged in the form of an expense to account for the asset’s reliance on other tangible and intangible assets in order to generate sales. The after-tax cash flows attributable to the asset are discounted back to their net present value at an appropriate intangible asset rate of return and summed to indicate a value for the key player relationships. Management assumptions were based on historical trends and future expectations. The proprietary database is being amortized on an accelerated basis over a nine year period consistent with the expected timing of the Company’s realization of the economic benefits of such relationships.

The table below demonstrates that 50% of the asset will be amortized in the first three years and nearly 75% of the asset will be amortized within the first five years of its use (dollars in thousands):

	2008	2009	2010	2011	2012	2013	2014	2015	2016
Present Value of Estimated Net Cash Flow	$2,600	$3,200	$2,900	$2,300	$1,900	$1,500	$1,200	$1,000	$800
Percentage / Period	15.0%	18.4%	16.7%	13.2%	10.9%	8.6%	6.9%	5.7%	4.6%
Amortization	$3,457	$4,249	$3,849	$3,053	$2,521	$1,990	$1,592	$1,327	$1,062
Cumulative Amount Amortized	$3,457	$7,705	$11,555	$14,608	$17,129	$19,119	$20,712	$22,038	$23,100
Cumulative Amount Amortized	15.0%	33.4%	50.0%	63.2%	74.2%	82.8%	89.7%	95.4%	100.0%

February 1, 2008

Competition, page 12

7.	We note that your business competes in several markets, including lodging, food and beverage, gaming, and retail. Please revise your competition discussion to include a description of the competitive conditions for each of your major markets.

Response:

The Company does not consider its gaming, lodging, food and beverage and retail departments to operate within separate markets. The Company operates all of such departments as an integrated enterprise within the destination resort market. For further discussion regarding the Company’s single segment of operations, see the Company’s response to Comment 29.

However, in response to the Staff’s comment, the Company has revised the competition discussion to discuss its various departmental service offerings. Please see page 13 of the Form 10.

Property Management Agreement, page 21

8.	Please provide a more detailed description of the circumstances under which Morgans Management is entitled to receive the 10.0% incentive management fee.

Response:

The Company has revised the disclosure as requested. Please see page 22 of the Form 10.

Casino Sublease, page 21

9.	Please disclose why the Casino Operator has attempted to terminate the Casino Sublease agreement.

Response:

The Company does not know why the Casino Operator attempted to terminate the Casino Sublease. The notice of termination sent by the Casino Operator purporting to terminate the Casino Sublease did not give the Casino Operator’s reasons for termination. The Company is supplementally providing a copy of the notice herewith. In any event, since the initial filing of the Form 10, the Company and the Casino Operator have reached an agreement with respect to its continued operation of the gaming premises at the Hard Rock until February 29, 2008. Please see page 23 of the Form 10, which further discusses the agreement.

February 1, 2008

We depend on our key personnel for the future success of our business …, page 30

10.	Please disclose the names of your key personnel.

Response:

The Company has revised the disclosure as requested. Please see page 32 of the Form 10.

Unaudited Pro Forma Financial Data, page 41

11.	It appears that you have entered into several employment agreements in anticipation of the purchase of the Hard Rock. Please tell us management’s basis for excluding any adjustment to your pro forma financial data as a result of these contracts. Reference is made to Article 11 of Regulation S-X.

Response:

Morgans Management entered into offer letters with Messrs. Kwasniewski and Boswell in September 2006 and December 2006, respectively. (HRHI also entered into an employment agreement with Mr. Greene in April 2007, after the closing of the Company’s purchase of the Hard Rock). The two offer letters were excluded as adjustments to the unaudited pro forma financial data as management concluded that the employment of Messrs. Kwasniewski and Boswell, and other named executive officer, Mr. Greene, would replace the Predecessor’s named executive officers therefore not resulting in a material change to compensation expense to the Company.

12.	Please reconcile for us the amount disclosed as the actual quarterly depreciation and amortization in note (1) (b) with the actual historical financial statements presented elsewhere.

Response:

In order to clarify note (1)(b), the Company has changed the estimated quarterly depreciation column to disclose estimated nine-month deprecation instead (which ties to the period reflected in the pro forma table). As revised, the amount disclosed as the actual nine-month depreciation ($13,796,000) was calculated by adding the actual depreciation and amortization as reflected in the Company’s consolidated financial statements for the period from February 2, 2007 through September 30, 2007 ($12,612,000) with the amount of actual depreciation and amortization as reflected in the Predecessor’s consolidated financial statements for the period from January 1, 2007 through February 1, 2007 ($1,184,000).

February 1, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

13.	We note the use of terms and phrases such as “hold percentage,” “table games drop,” and “slot machine handle.” Where the use of industry jargon is necessary, please clearly explain the meaning of the term the first time it is used.

Response:

The Company has revised the disclosure as requested. Please see page 46 of the Form 10.

Results of Operations for the Combined Nine Months Ended September 30, 2007 Compared to the Results of Operations for the Nine Months Ended September 30, 2006, page 48

14.	We note the calculated amounts of the change from period to period do not seem to be consistent with the amounts presented in your table on page 47. Please revise your filing for consistency and to the extent necessary, update your explanations of the increases or decreases between periods.

Response:

The Company has revised the disclosure as requested. Please see pages 49 and 50 of the Form 10.

15.	Please revise your explanations for significant changes in your operating results here and throughout your MD&A, to include an analysis of the reasons why there were significant variations. For example, please tell us the reasons management believes caused the decrease in the table games drop that along with decrease in table games hold percentage resulted in the decrease in casino revenues or why the average daily rate increased from $194 to $217 which resulted in the increase in lodging revenues.

Response:

The Company has revised the disclosure as requested. Please see pages 49, 50 and 51 through 56 of the Form 10.

Liquidity, page 57

16.	To the extent possible, please quantify your short-term liquidity requirements.

Response:

The Company has revised the disclosure as requested. Please see page 59 of the Form 10.

February 1, 2008

Directors and Executive Officers, page 67

17.	Please describe Ryan Sprott’s position/title at DLJMB.

Response:

The Company has revised the disclosure as requested. Please see page 69 of the Form 10.

18.	Please disclose background information for Fred Kleisner during 2005-2007, including any employment positions held.

Response:

The Company has revised the disclosure as requested. Please see page 70 of the Form 10.

19.	Please provide time periods for the employment history of Andrew Kwasniewski, Arnold Boswell, and Matt Greene.

Response:

The Company has revised the disclosure as requested. Please see pages 70 and 71 of the Form 10.

Executive Compensation, page 69

20.	Please disclose, if accurate, that you do not compensate Mr. Szymanski for his services to you as an officer or director. Please briefly describe why Messrs. Kleisner and Szymanski are not compensated.

Response:

The Company has revised the disclosure to state that it does not compensate Messrs. Kleisner and Szymanski in their capacity as an officer or director of the Company because they do not provide significant services to the operation of the Hard Rock. Please see page 71 of the Form 10. The Company also advises the Staff that Morgans does not charge the Company for any compensation that Morgans pays to Messrs. Kleisner or Szymanski.

February 1, 2008

21.	Please update your compensation disclosure for 2007. Please include the tabular disclosures requires by Item 402 of Regulation S-K. For any compensation earned in 2007 that is not calculable please include a footnote stating as much and providing the date that said compensation is expected to be determined and that the compensation will be disclosed in a filing under Item 5.02(f) of Form 8-K. Refer to Instructions to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Response:

The Company has revised the disclosure as requested. Please see page 76 through 80 of the Form 10.

Annual Incentive Compensation, page 71

22.	We note your disclosure that your annual incentive compensation is based on “the achievement of annual financial results relative to company targeted or budgeted levels and individual goals.” Please provide a quantitative and qualitative discussion of these financial targets and individual goals, including an analysis of your fiscal 2007 results and how that will impact annual incentive compensation paid for that year as well as a discussion of your fiscal 2008 targets and goals. In the alternative, please provide an analysis of why such disclosure would cause you competitive harm. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

The Company has revised the disclosure to include a quantitative and qualitative discussion of the factors considered in setting the annual incentive awards for 2007. Please see pages 73 and 74 of the Form 10.

The Company cannot disclose its internal projected EBITDA, average revenue per room and average daily rate targets for 2008 or any future year because doing so would result in competitive harm to the Company by assisting its competitors in assessing the Company’s cost and pricing strategies, to the Company’s competitive disadvantage. However, once the year in question has been completed, the Company will retrospectively disclose these metrics in the annual report on Form 10-K it files for such completed year.

Equity Grants, page 71

23.	If applicable, please revise your disclosure to include information required by Items 402(d) and 402(e) of Regulation S-K for your 2007 compensation.

Response:

The Company has revised the disclosure as requested. Please see page 78 of the Form 10.

February 1, 2008

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 79

24.	We note that the first sentence in the second paragraph of your disclosure does not specifically address the two most recent fiscal years and the subsequent interim period through December 18, 2007. In addition, your disclosure should include the following language, if true, “which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.” Revise your filing accordingly. Reference is made to Item 304(a)(iv) of Regulation S-K. Please file a revised Exhibit 16 letter.

Response:

The Company has revised the disclosure as requested. Please see page 86 of the Form 10.

25.	We note that the second sentence in the second paragraph of your disclosure does not specify the period of Deloitte’s audit report. Item 304(a)(ii) of Regulation S-K requires that you address the accountant’s report for the past two years. Please revise your filing accordingly, including a revised Exhibit 16 letter.

Response:

The Company has revised the disclosure as requested. Please see page 86 of the Form 10. In addition, please see revised Exhibit 16 to the Form 10.

26.	In addition to the disclosures made, you are also required under Item 304(a)(1)(v) to state whether, during the registrant’s two most recent fiscal years and during the subsequent interim period through December 18, 2007, there were any “reportable events” as defined in Item 304(a)(I)(v) of Regulation S-K. In the event of any reportable events, provide the specific disclosures required by Item 304(a)(I)(v) of Regulation S-K. Please revise your filing accordingly, including a revised Exhibit 16 letter.

Response:

The Company has revised the disclosure as requested. Please see page 86 of the Form 10. In addition, please see revised Exhibit 16 to the Form 10.

February 1, 2008

Audited Consolidated Financial Statements for the Predecessor

Report of Independent Registered Public Accounting Firm, page F-2

27.	We note you include an opinion and a letter at Exhibit 16.1 from Deloitte & Touche LLP; the opinion and the letter do not appear to be signed by Deloitte & Touche LLP. Please amend your filing to include evidence that their opinion and their letter are signed.

Response:

The opinion and the letter from Deloitte have been signed. Please see page F-2 of the Form 10 and revised Exhibit 16 thereto.

Balance Sheet, page F-3

28.	Please reconcile for us the outstanding balances on your long tern debt as disclosed in Note 8 to the amounts presented on your Balance Sheet.

Response:

The total maturity of the Predecessor’s long-term debt (in thousands) of $188,429 listed on page F-16 of the Form 10 is comprised of (all in thousands) $41,929 in junior subordinated notes, $6,500 in second lien notes and $140,000 in senior secured credit facility. The Company has added a table to page F-16 of the Form 10, which summarizes such amounts.

Notes to Consolidated Financial Statements

29.	Please tell us how you have complied with SFAS 131 or tell us why you believe it was not necessary to include segment disclosures.

Response:

According to SFAS 131, operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to evaluate segment performance and deciding how to allocate resources and in assessing performance.

The Company has one operating segment, which is its “destination resort” segment. The Company’s President and Chief Operating Officer is its CODM. The CODM views all of the Company’s departments — casino operations, lodging operations, food and beverage operations, retail operations and other ancillary revenues — as part of the single operating segment.

The Company operates all of the departments as an integrated enterprise intended to provide a full destination resort experience to its customers. (The goal of each department is not to attract a different market base to that department alone, but to attract the same market base to the Hard Rock and encourage customers to use all of the property’s amenities.) The non-gaming amenities at the Hard Rock are used to promote additional patronage of the gaming facilities.

February 1, 2008

For example, the Company seeks to attract the high-end gamer to the property by not only offering him or her a full array of casino offerings, but also by providing luxury hotel accommodations, a wide selection of food and beverage outlets, upscale retail stores, a spa and top-rate entertainment. By providing these various amenities, the Company believes it is better able to keep the high-end casino gamer on the property for a longer period of time and encourage him or her to gamble more at its casino, while at the same time permitting the Company to capture additional revenue through its non-gaming offerings.

The Company’s marketing efforts are focused on maximizing the patronage of all of the Hard Rock’s amenities. The Company’s marketing materials advertise the Hard Rock as an integrated destination resort (not as a series of separate service offerings). Certain marketing materials may emphasize one aspect of the Hard Rock (e.g., the concerts held on the property), but these materials also showcase the other amenities provided by the resort. The goal of the Company’s marketing efforts is to draw the customer to one of the Hard Rock’s amenities and to encourage them to visit the other amenities while they are on-site.

In evaluating the performance of the Hard Rock, the CODM reviews all of the departments of the Company as a whole. The Company evaluates its operating results based on the EBITDA for the entire enterprise.1 The Company does not compute EBITDA for the individual departments, in part, because management does not allocate overhead and shared services (including marketing, human resources, information technology, security, accounting and similar expenses) among the individual departments. Rather, the benefits associated with such overhead and shared services are viewed as servicing all of the departments. This is consistent with industry practice, and the design and format of the Uniform System of Accounts for the Lodging Industry issued by the American Hotel & Lodging Educational Institute.

The CODM also reviews all of the departments as a whole in deciding how to allocate resources among the departments. The CODM allocates resources among the individual departments based on an assessment of what allocation is most likely to maximize profits for the entire Company. For example, the CODM will reduce the amount of capital funding to one department if using the funding for another department better benefits the Company. Also, as is customary in the gaming industry, the Company provides complimentary room, concert tickets, meals, spa visits and occasionally retail products to patrons to encourage them to increase the amount they gamble at the casino. The Company believes that, while the allocation of the complimentaries reduces revenues for some of the departments, they benefit the Company as a whole because they drive higher net revenues.

[1]

On a temporary basis, the Company is preparing internal financial statements that separately present EBITDA for the Company’s non-gaming operations and EBITDA for the Company’s gaming operations. The sole reason for this separate presentation is due to the fact that the gaming facilities at the Hard Rock are currently operated by a third party casino operator pursuant to a casino sublease. Once the Company assumes the operation of the gaming facilities, it will cease preparing internal financial statements that separately present gaming and non-gaming EBITDA, and will only present EBITDA for the enterprise as a whole. For a further description of the casino sublease and the Company’s intended assumption of the operations of the gaming facilities, see page 23 of the Form 10.

February 1, 2008

Paragraph 25 of SFAS 131 requires an enterprise to disclose information about reported segment profit or loss, including certain revenues and expenses included in reported segment profit or loss, and segment assets. However, SFAS 131 does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable. The Company does not allocate overhead and administrative costs to each of the departments, and therefore does not present that financial information on a departmental basis. (The Company does not believe it is customary to allocate such costs on a departmental basis within the gaming and resort industry.) In addition, the Company does not report its assets on a departmental basis, given the integrated nature of the departments. For example, the Company’s parking facilities are used by customers that come to visit the Company’s casino, hotel, food and beverage outlets, retail stores and other offerings, and the parking assets cannot be readily allocated to any one department. As another example, the Hard Rock’s pool facilities are an amenity not only for hotel guests, but also visitors of the Company’s entertainment venues.

Management believes that its interpretation of SFAS 131 and the Company’s presentation is consistent with other destination resort companies doing business in one geographic location. Management does not believe that such companies present different service offerings within their hotel casinos as separate reportable segments.

The Company has further clarified its position in Note 1 to the Consolidated Financial Statements for both the Predecessor and Company.

Note 1. Predecessor Structure and Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

30.	Please tell us and disclose management’s basis for concluding that estimating fair value of your Junior Subordinated Notes was not practicable. Reference any authoritative literature that you relied upon in arriving at your conclusion.

Response:

The Company advises the Staff that it was impracticable for the Predecessor to determine the fair value of the Junior Subordinated Notes because a quoted market price was not available (no public or private market for the notes existed), the Predecessor had not developed a valuation model necessary to make such an estimate and the cost of obtaining an independent valuation would have been excessive considering the materiality of the notes to the Predecessor. Further, the Company has revised the disclosure to clarify the facts giving rise to why estimating the fair value of the Junior Subordinated Notes was impracticable. Please see page F-10 of the Form 10.

February 1, 2008

Note 9. Income Taxes, page F-16

31.	We note you recorded a tax benefit in 2005, which is partially due to reversing a previously recorded $9.5 million valuation allowance. Please tell us and disclose in your filing the nature of this adjustment. Reference any authoritative literature that you relied upon.

Response:

During 2005, in accordance with the provisions of SFAS 109, the Predecessor released its deferred tax valuation allowance in order to recognize the benefit of its net deferred tax assets based on an assessment of future profits and historical earnings under paragraphs 24 and 103 of SFAS 109. Also during 2005, and in accordance with the provisions of SFAS 109, the Predecessor recognized a provision for income taxes associated with its 2005 earnings.

In reporting the Predecessor’s 2005 income tax benefit of $7.4 million, the valuation allowance release (income tax benefit) of $9.5 million offset the Predecessor’s income tax expense for its 2005 earnings of $2.1 million, to produce the Predecessor’s income tax benefit of $7.4 million as reported in the Predecessor’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”).

To determine the appropriateness of the release of the Predecessor’s valuation allowance in its 2005 10-K, the Predecessor followed the guidance given in SFAS 109 which is summarized as follows:

•

A valuation allowance should be recorded if it is “more likely than not (a likelihood of more than 50 percent)” that some or all of the deferred tax assets will not be realized. See SFAS 109, para. 17(e).

•

The need for a valuation allowance is based on “all available evidence, both positive and negative.” which includes current financial position, operational results, and information about future years. See SFAS 109, para. 20.

•

A valuation allowance should be recorded if negative evidence exists such as a history of operating losses or tax credit carryforwards expiring unused, losses in coming years, and unsettled circumstances. See SFAS 109, para. 23.

•	A valuation allowance should not be recorded if positive evidence exists such as a strong earnings history. See SFAS 109, para. 24.

•	If a greater than 50% likelihood exists, based on the quality and quantify of positive evidence, then a valuation allowance is not needed. See SFAS 109, para. 103.

In applying the guidance set forth above in items one through five to the Predecessor’s 2005 valuation allowance release, the Predecessor considered that it had a sustained history of profitability and an expectation of future profitability. Relying on items one through five above, the Predecessor released is valuation allowance in 2005 to produce a net income tax benefit of $7.4 million for the year.

February 1, 2008

The Company has revised the disclosure to explain the nature of the adjustment. Please see page F-17 of the Form 10.

Note 11. Employee Benefit Plans, page F-18

32.	Please tell us how you accounted for your deferred bonus plan. Reference any authoritative literature that you relied upon.

Response:

Pursuant to paragraph 3(a) of SFAS 5, the Predecessor determined that the bonuses under the deferred bonus plan were “probable liabilities”. As a result, the Predecessor recorded an expense and corresponding liability at the time the bonuses were earned and deferred per the directions of the participants, and would reduce the liability when the bonuses were paid to the participants.

Unaudited Consolidated Financial Statements for the Predecessor as of and for the nine months ended September 30, 2006

Notes to Consolidated Financial Statements

Note 4. Commitments and Contingencies, page F-26

33.	Please confirm to us and update your disclosure to indicate that management did not believe that the outcome of any litigation would have a material adverse effect on the Predecessor beyond what was recorded in the balance sheet as of September 30, 2006.

Response:

The Company confirms that management did not believe that the outcome of any litigation referenced on page F-26 of the Form 10 would have a material adverse effect on the Predecessor beyond what was recorded in the balance sheet as of September 30, 2006. The Company has revised the disclosure as requested. Please see page F-27 of the Form 10.

February 1, 2008

Financial Statements for Hard Rock Hotel Holdings, LLC as of and for the period ending September 30, 2007, page F-28

34.	We note you do not included audited financial statements for the registrant as of a date within 135 days of the filing date. Please revise your filing to include these financial statements. Reference is made to Rules 3-01, 3-02, and 3-04 of Regulation S-X.

Response:

Under Rule 12b-2 of the Exchange Act, the Company is the successor to HRHI because it directly acquired all of the assets comprising the going business of the Hard Rock through the merger of HRHI with a subsidiary of the Company. By the same token, under Rule 12b-2, HRHI is the predecessor to the Company because the Company acquired all of the business and assets of HRHI.

The Company, together with its predecessor, HRHI, have been in existence for more than one fiscal year. (HRHI was incorporated on August 30, 1993.) As a result, an audited balance sheet as of a date within 135 days of the filing date of the Form 10 is not required under Rule 3-01 of Regulation S-X, and audited statements of income and cash flows for the fiscal year preceding the date of such balance sheet and an analysis of the changes in stockholders’ equity in such balance sheet are not required under Rules 3-02 and 3-04 of Regulation S-X.

Balance Sheet, page F-28

35.	Please tell us why you have not recorded minority interest on your Balance Sheet or Statement of Operations for the non-controlling interests in the Casino Operator.

Response:

The Company has not recorded minority interest on its Balance Sheet or Statement of Operations for the non-controlling interests in the Casino Operator as of and for the period ended September 30, 2007 because there is no minority interest to record on the Company’s books. The Company does not own any legal interest in Golden HRC, LLC.

Notes to Consolidated Financial Statements

Note 1. Company Structure and Significant Accounting Policies, page F-31

36.	Please revise your filing to include your impairment accounting policy note for long-term assets and intangible assets.

Response:

The Company has revised the filing to include its impairment accounting policy for long-term assets and intangible assets. Please see pages F-37 and F-38 of the Form 10.

February 1, 2008

37.	Please tell us how you accounted for the in-place lease with the operator of the Hard Rock Cafe. Reference is made to SFAS 141.

Response:

The current term of the lease expires in 2010. (The lessee has two five-year options to extend the lease, but the Company does not believe that the lessee will exercise the options because it is building a new cafe within a mile of the current location.) Given the short-term duration of the lease and its other terms, management accounted for the lease within Property and Equipment, encompassing the value of the lease within the value of the land on which the cafe is situated. A separate value for the lease was not established. In valuing the land, management considered the future cash flows generated by the lease, the term of the lease, and the estimated future value of the land at the time it reverts to the Company upon expiration of the lease.

38.	We note you assumed liabilities of $42.8 million. Please tell us if this amount includes the $25 million deferred tax liability that you recorded in goodwill. Please tell us where you have recorded this $25 million deferred tax liability as of September 30, 2007, as it appears that the $15 million net deferred tax liability at September 30, 2007 relates to the deferred tax liability on indefinite life intangible assets, as disclosed on page F-43.

Response:

Purchase Accounting Deferred tax liability recorded to Goodwill

The assumed liabilities of $42.8 million were included as part of the purchase price – and then such purchase price was allocated to the acquired assets before determining any deferred taxes. Once the allocation was completed, the difference between assigned values and historical tax values gave rise to the $25 million deferred tax liability (“DTL”). As the residual purchase price prior to the determination of the deferred taxes was already recorded as goodwill, any additional liability increased goodwill in the same amount.

Reconciliation of $25 Million Deferred Tax Liability

The table below shows the detail movement for the DTL on intangibles and land improvement which is disclosed on page F-46 of the Form 10.

The opening balance at February 2, 2007 of the purchase accounting allocation for intangibles and land improvements is $85,153,225, or (28,952,097)(1) on a tax effected basis. Included in this amount is $44.9 million of indefinite life intangibles which, after taking a tax effect of 34% into consideration, results in a DTL of $15,266,000. (2)

The ending balance at September 30, 2007 for the total intangibles and land improvement is $80,285,401 (3) which, after taking a tax effect of 34% into consideration, results in an ending DTL of $27,297,036.(4)

February 1, 2008

DTL for Intangibles and Land Improvements from Purchase Accounting
FYD 9/30/2007

	2/2/2007		3/31/2007	6/30/2007	9/30/2007	9/30/2007		Net Change
	Purchase Allocation		Additions	Additions	Additions	YTD Total
Land Improvements	7,753,225					7,753,225		—
Licensing & Trade Names (see NOTE below)	77,400,000					77,400,000		—
Accum. Depreciation-Land Improve.			(107,780)	(161,670)	(161,670)	(431,120)		(431,120)
Intangible Amortization			(1,109,176)	(1,663,764)	(1,663,764)	(4,436,705)		(4,436,705)

	85,153,225		(1,216,956)	(1,825,434)	(1,825,434)	80,285,401	(3)	(4,867,824)

(DTL)- tax effected @34%	(28,952,097	)(1)				(27,297,036	)(4)	1,655,060

NOTE:	Includes $44,900,000 indefinite life intangibles., DTL @34%=(15,266,000) (2)

Presentation of Indefinite Life Intangibles DTL

At September 30, 2007, and prior to establishing a valuation allowance, the Company’s total inventory of deferred tax assets (“DTAs”), as offset by the total amount of its DTLs, amounted to a net DTL of $(5,794,000). However, included in this net DTL was $(9,472,000) of indefinite life intangible DTLs (“ILDTLs”). As discussed in response 40 below, ILDTLs are not considered when assessing the realizability of DTAs. In addition, the Company could not determine that it is more likely than not that any future taxable income will be realized to recognize the benefits of these DTAs. Therefore, the Company recorded a valuation allowance of $(9,472,000) for the ILDTLs, which resulted in the net DTL of $(15,266,000) shown on page F-45.

February 1, 2008

Note 7. Agreements with Related Parties, page F-41

39.	Please tell us how you have complied with SFAS 57, or tell us why you believe it was not necessary to disclose all your material related party transactions in your footnotes; specifically, the consulting agreement that you describe on page 74 or the fees paid to Column that you describe on page 75.

Response:

The Company has revised the Form 10 to include in Note 7 to the Company’s Consolidated Financial Statements for the period ended September 30, 2007 the related party transactions that are previously mentioned in Item 7 of the Form 10.

Note 9. Income Taxes, page F-43

40.	On page F-34, you disclose that your intangible assets are not expected to be amortized for tax purposes. Please tell us how you have complied with SFAS 109, or tell us why you believe it was necessary to record a deferred tax liability on indefinite life intangible assets.

Response:

    Recognition of the Initial Deferred Tax Liability

As a result of purchase accounting, the purchase price of approximately $770 million was allocated to the assets acquired. Of these assets, land improvements and intangibles assets, such as licenses and trademarks, were affected by purchase accounting. Because the acquisition was an equity purchase, the tax bases of the original assets remain unchanged. As a result, a DTL (of approximately $27 million as of September 30, 2007) will be recognized for the difference in the assigned values (via purchase accounting) and the historical tax values of such assets.

See paragraph 30 of SFAS 109:

“A deferred tax liability or asset shall be recognized in accordance with the requirements of this Statement for differences between the assigned values and the tax bases of the assets and liabilities (except the portion of goodwill for which amortization is not deductible for tax purposes, unallocated excess over cost (also referred to as negative goodwill), leveraged leases, and acquired Opinion 23 differences) recognized in a purchase business combination (refer to paragraphs 259-272f or additional guidance).”

See also paragraph 133 of SFAS 109:

“Goodwill is not the only type of intangible asset for which amortization is not deductible in certain tax jurisdictions. The Board considered whether the exception to comprehensive recognition of deferred taxes that pertains to temporary differences related to goodwill should be extended to temporary differences related to other types of intangible assets. The Board decided that the exception should not be extended. Goodwill

February 1, 2008

is a residual. It is the excess of purchase price over the assigned values of the identifiable net assets acquired. Other types of intangibles are not residuals. One reason for not recognizing deferred taxes related to goodwill is to avoid the gross-up of both sides of the statement of financial position that occurs because goodwill and the related deferred tax liability are mutually dependent on each other. That relationship does not exist for other types of intangible assets.”

See also paragraph 134 of SFAS 109:

“The other reason for not recognizing deferred taxes related to nondeductible goodwill is complexity. That complexity does not exist for other types of intangible assets. Furthermore, if amounts assigned to intangible assets, depreciable assets, or other types of assets acquired in a business combination exceed the tax basis of those assets, that excess will be taxable when those assets are recovered. The Board concluded that a deferred tax liability should be recognized for those taxable temporary differences regardless of whether the related assets are intangible assets or some other type of assets.”

Presentation of Indefinite Life Intangibles

Because of the Company’s generation of net operating losses (“NOLs”) through the September 30, 2007 period, the Company’s utilization of deferred tax assets is uncertain and a valuation under SFAS 109 is proper.

However, the Company’s DTLs include indefinite life intangible DTLs (“ILDTLs”) of $44.9 million, or $15.266 million on a tax effected basis. The Interpretation of SFAS 142 states that reversals of the ILDTLs may not be considered in determining the utilization of Company’s Deferred Tax Assets (“DTAs”)2 — which utilization is ultimately reflected in the establishment of a valuation allowance. Since the ILDTLs may not be considered, they may not affect the computation of the valuation allowance needed to offset DTAs. As a result, the indefinite life intangibles remain on the Company’s financial statements, as an ending Net Deferred Tax Liability of $15,266,000.

[2]

Interpretation: 142.41-3, Evaluating Deferred Tax Assets for Realizability When Goodwill and Indefinite-Lived Intangible Assets Are Not Amortized, states: “Although the provisions of Statement 142 stipulate that indefinite-lived intangible assets and goodwill are not amortized, the requirements of FASB Statement No. 109, Accounting for Income Taxes, to recognize deferred tax liabilities and assets for temporary differences related to intangible assets and the tax-deductible portion of goodwill remain. This raises the question of whether expected future reversals of deferred tax liabilities associated with indefinite-lived intangible assets and goodwill may be considered when assessing the realizability of deferred tax assets.

Because indefinite-lived intangible assets and goodwill are not amortized, the related deferred tax liabilities will not reverse until some indeterminate future period when the assets become impaired, are disposed of, or, in the case of indefinite-lived intangible assets, begin to reverse if they are reclassified as an amortizing intangible asset. Statement 109 requires the expected timing of future reversals of deferred tax liabilities to be taken into account when evaluating the realizability of deferred tax assets. Therefore, we believe that reversal of deferred tax liabilities related to indefinite-lived intangible assets and goodwill normally should not be considered a source of future taxable income when assessing the realization of deferred tax assets.”

February 1, 2008

Closing

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company concurrently herewith is providing a written statement acknowledging the matters referenced in the three bullet-points above, the form of which is attached hereto as Exhibit A.

February 1, 2008

Please call John Huber at (202) 637-2242 to discuss this letter.

Very truly yours,

/s/ David A. Zaheer

David A. Zaheer, Esq.

of LATHAM & WATKINS LLP

cc:	David Smail, Esq.

John Huber, Esq.

Thomas Sadler, Esq.

EXHIBIT A

[Hard Rock Letterhead]

February 1, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Michael McTiernan, Esq.

Re:   Hard Rock Hotel Holdings, LLC

Form 10

File No. 000-12449

Filed December 20, 2007

Ladies and Gentlemen:

Hard Rock Hotel Holdings, LLC (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission (the “Commission”), (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HARD ROCK HOTEL HOLDINGS, LLC

By:	/s/ Richard Szymanski
Name: Richard Szymanski
Title: Vice President, Secretary and Treasurer